Baytex Energy Trust
Q2 2009 MD&A

Baytex Energy Trust
Management’s Discussion and Analysis
For the three months and six months ended June 30, 2009
Dated August 10, 2009

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Trust (“Baytex” or the “Trust”) for the three months and six months ended June 30, 2009. This information is provided as of August 10, 2009. The second quarter results have been compared with the corresponding period in 2008. This MD&A should be read in conjunction with the Trust’s unaudited interim consolidated comparative financial statements for the three months and six months ended June 30, 2009 and 2008 and our audited consolidated comparative financial statements for the years ended December 31, 2008 and 2007, together with accompanying notes, and the Annual Information Form for the year ended December 31, 2008 (the “AIF”). These documents and additional information about the Trust are available on SEDAR at www.sedar.com.  All amounts are in Canadian dollars, unless otherwise stated and all tabular amounts are in thousands of Canadian dollars, except per unit amounts or as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

Non-GAAP Financial Measures

The Trust evaluates performance based on net income and cash flow from operations. Cash flow from operations is not a measurement based on Generally Accepted Accounting Principles (“GAAP”) in Canada, but is a financial term commonly used in the oil and gas industry. Cash flow from operations represents cash generated from operating activities before changes in non-cash working capital, site restoration and reclamation expenditures, deferred charges and other assets. The Trust’s determination of cash flow from operations may not be comparable with the calculation of similar measures for other entities. The Trust considers cash flow from operations a key measure of performance as it demonstrates the ability of the Trust to generate the cash flow necessary to fund future distributions to unitholders and capital investments. The most directly comparable measures calculated in accordance with GAAP are cash flow from operating activities and net income. For a reconciliation of cash flow from operations to cash flow from operating activities, see “Cash flow from Operations, Payout Ratio and Distributions”.

Economic Environment

The current economic environment outlook, while showing signs of improvement, continues to be challenging with lingering global recession, relatively tight credit availability and volatile commodity prices. Sustaining the recent improvement in commodity prices will depend on a combination of demand stabilization through economic recovery and natural production declines around the world due to reduced capital investment. In this economic environment, Baytex is focused on key business objectives of preserving balance sheet strength and liquidity, maintaining and where possible, profitably expanding, the productive capacity of the Trust, and delivering a sustainable distribution to our unitholders.

In April 2009, we issued 7.9 million trust units for net proceeds of $109.0 million, and increased the amount of our credit facilities to $515 million from $485 million previously. Both events serve to strengthen our balance sheet. Subsequent to the second quarter of 2009, Baytex acquired predominantly heavy oil assets for consideration of $86.2 million. The second quarter improvement in oil prices, combined with the recent equity offering leave Baytex well positioned to profitably navigate this part of the economic cycle.

Production

Light oil and natural gas liquids (“NGL”) production for the second quarter of 2009 increased by 4% to 7,073 bbl/d from 6,778 bbl/d in the second quarter of 2008. Heavy oil production for the second quarter of 2009 increased by 2% to 23,284 bbl/d from 22,905 bbl/d for the same period last year. Natural gas production increased by 18% to 60.2 MMcf/d for the second quarter of 2009, as compared to 51.0 MMcf/d for the same period last year, primarily due to the acquisition of Burmis Energy Inc. in June 2008.

For the first half of 2009, light oil and NGL production increased by 1% to 7,096 bbl/d from 7,054 bbl/d for the same period last year. Heavy oil production for the first six months in 2009 increased by 3% to 23,357 bbl/d compared to 22,695 bbl/d for the same period in 2008. Natural gas production increased by 14% to 57.7 MMcf/d for the first six months in 2008 compared to 50.5 MMcf/d for the same period in 2008.

Baytex Energy Trust
Q2 2009  MD&A

Revenue

Petroleum and natural gas sales decreased 42% to $192.7 million for the second quarter of 2009 from $332.3 million for the same period in 2008. For the per sales unit calculations, heavy oil sales for the three months ended June 30, 2009 were 157 bbl/d higher (three months ended June 30, 2008 – 107 bbl/d higher) than the production for the period due to changes in inventory. The corresponding number for the six months ended June 30, 2009 was a decrease of 130 bbl/d (six months ended June 30, 2008 – an increase of 531 bbl/d).

Revenue from light oil and NGL for the second quarter of 2009 decreased 48% from the same period a year ago due to a 50% decrease in wellhead prices partially offset by a 4% increase in sales volume. Revenue from heavy oil decreased 34% despite a 2% increase in sales volume, as wellhead prices decreased by 35%. Revenue from natural gas decreased 51% as the 18% increase in sales volume was more than offset by a 59% decrease in wellhead prices.

	Three Months Ended
	June 30, 2009		June 30, 2008
	$000s	$/Unit(1)	$000s	$/Unit(1)
Oil revenue
Light oil & NGL	34,937	54.28	67,390	109.26
Heavy oil (2)	109,193	51.19	165,745	79.15
Total oil revenue	144,130	51.91	233,135	86.00
Natural gas revenue	21,096	3.85	43,103	9.29
Total oil and gas revenue	165,226	44.78	276,238	79.29
Sulphur revenue	428		1,298
Sales of heavy oil blending diluent and other	27,013		54,800
Total petroleum and natural gas sales	192,667		332,336

(1) Per-unit oil revenue is in $/bbl; per-unit natural gas revenue is in $/Mcf; and per-unit total revenue is in $/boe.
(2) Heavy oil wellhead prices are net of blending costs.

For the first six months of 2009, light oil and NGL revenue decreased 50% from the same period last year due to a 50% decrease in wellhead prices while maintaining approximately consistent levels of production. Revenue from heavy oil decreased 39% due to a 38% decrease in wellhead prices while maintaining approximately consistent levels of production. Revenue from natural gas decreased 38% as the 14% increase in production was more than offset by a 45% decrease in wellhead prices.

	Six Months Ended
	June 30, 2009		June 30, 2008
	$000s	$/Unit(1)	$000s	$/Unit(1)
Oil revenue
Light oil & NGL	62,520	48.68	124,027	96.61
Heavy oil (2)	179,543	42.71	293,463	69.42
Total oil revenue	242,063	44.10	417,490	75.76
Natural gas revenue	47,907	4.58	76,926	8.37
Total oil and gas revenue	289,970	40.11	494,416	70.20
Sulphur revenue	588		2,653
Sales of heavy oil blending diluent and other	53,052		99,715
Total petroleum and natural gas sales	343,610		596,784

(1) Per-unit oil revenue is in $/bbl; per-unit natural gas revenue is in $/Mcf; and per-unit total revenue is in $/boe.
(2) Heavy oil wellhead prices are net of blending costs.

During the current quarter, sulphur production averaged 64.3 tonnes per day with an average price of $73 per tonne, as compared to 26.8 tonnes per day with an average price of $521 per tonne in the same period last year. For the six months ended June 30, 2009, sulphur production averaged 47.3 tonnes per day with an average price of $69 per tonne, as compared to 33.3 tonnes per day with an average price of $391 per tonne in the same period in 2008.

Baytex Energy Trust
Q2 2009  MD&A

Financial Instruments

The loss on financial instruments for the second quarter was $0.4 million, as compared to a loss of $73.5 million in the second quarter of 2008.  This is comprised of $20.5 million in realized gain and $20.8 million in unrealized loss for the second quarter of 2009 as compared to $25.1 million in realized loss and $48.4 million in unrealized loss in the second quarter of 2008.

The loss on financial derivatives for the six months ended June 30, 2009 was $3.3 million compared to $91.2 million for the same period in 2008. This is comprised of $45.6 million in realized gain and $48.9 million in unrealized loss for the first six months of 2009 compared to $35.6 million in realized loss and $55.6 million in unrealized loss in the same period one year ago.

Royalties

Total royalties decreased to $28.6 million for the second quarter of 2009 from $58.0 million in the same period last year. Royalties for the current quarter related to the production of sulphur were immaterial.

Total royalties for the second quarter of 2009 were 17.3% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent and other), as compared to 21.0% for the same period in 2008. For the second quarter of 2009, royalties were 13.4% of sales for light oil, NGL and natural gas, as compared to 23.4% for the second quarter of 2008. Royalties for heavy oil were 19.3% of sales (excluding sales of heavy oil blending diluent and other) for the second quarter of 2009, as compared to 19.4% for the second quarter of 2008. Royalties are generally based on well productivity and market index prices in the period, with rates increasing as price and well productivity increase. The decrease in royalty rates was due to lower pricing and gas cost allowance recovered.

For the six months ended June 30, 2009, royalties decreased to $50.4 million from $103.0 million for the same period last year. Total royalties for the first six months of 2009 were 17.3% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent and other), as compared to 20.7% for the corresponding period a year ago. For the first six months of 2009, royalties were 18.4% of revenue for light oil, NGL and natural gas and 16.7% for heavy oil (excluding sales of heavy oil blending diluent and other). These rates are 23.4% and 19.1%, respectively, for the same period in 2008.

Operating Expenses

Operating expenses for the second quarter of 2009 decreased to $39.2 million from $41.0 million in the corresponding quarter last year. Operating expenses for the current quarter include $0.1 million related to the production of sulphur, which was the same as for the second quarter in 2008. Operating expenses were $10.62 per boe for the second quarter of 2009 compared to $11.76 per boe for the second quarter of 2008. For the second quarter of 2009, operating expenses were $11.40 per boe of light oil, NGL and natural gas, and $9.99 per barrel of heavy oil, as compared to $12.51 and $11.24, respectively, for the second quarter of 2008. In the case of light oil, NGL and natural gas, the largest single driver of the decrease in per unit operating expense was higher volumes. In the case of heavy oil, the reduction in per barrel expense resulted from higher production levels and reductions in the cost of energy and services inputs.

Operating expenses for the six months ended June 30, 2009 decreased to $78.3 million from $78.7 million for the first six months of 2008. Operating expenses were $10.83 per boe for the six months ended June 30, 2009 compared to $11.18 per boe for the corresponding period of the prior year.  For the first six months of 2009, operating expenses were $11.64 per boe of light oil, NGL and natural gas and $10.21 per barrel of heavy oil, as compared to $11.45 and $10.96, respectively, for the same period a year earlier. The decrease in operating expenses per unit results from the same factors noted above.

Transportation and Blending Expenses

Transportation and blending expenses for the second quarter of 2009 was $39.0 million compared to $64.8 million for the second quarter of 2008. Transportation expenses for the current quarter included $0.3 million related to the transportation of sulphur, which was consistent with the second quarter in 2008. Transportation expenses before blending costs were $3.01 per boe for the second quarter of 2009 compared to $2.80 per boe for the same period of 2008. Transportation expenses were $0.63 per boe of light oil, NGL and natural gas and $4.74 per barrel of heavy oil in the second quarter of 2009 as compared to $0.69 and $4.21, respectively, for the same period of 2008. The increase in transportation cost per unit was driven by increased long-haul trucking from Seal.

Transportation and blending expenses for the six months ended June 30, 2009 were $76.9 million compared to $115.9 million for the first six months of 2008. Transportation expenses for the six months ended June 30, 2009 include $0.6 million related to the production of sulphur, which was consistent with the same period in 2008. Transportation expenses before blending costs were $3.22 per boe for the first half of 2009 compared to $2.49 for the first half of 2008. Transportation expenses were $0.62 per boe of light oil, NGL and natural gas and $5.09 per barrel of heavy oil in the 2009 period, compared to $0.70 and $3.69, respectively, for the same period in 2008.

Baytex Energy Trust
Q2 2009  MD&A

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications. Baytex mainly purchases condensate from industry producers as the blending diluent to facilitate the marketing of its heavy oil. In the second quarter of 2009, the blending cost was $27.6 million for the purchase of 4,275 bbl/d of condensate at $70.94 per barrel, as compared to $54.8 million for the purchase of 4,332 bbl/d at $139.02 per barrel for the same period last year. The cost of diluent is effectively recovered in the sale price of a blended product. For the six months ended June 30, 2009, the blending cost was $53.0 million for the purchase of 4,535 bbl/d of condensate at $64.58 per barrel as compared to $97.7 million for the purchase of 4,389 bbl/d at $122.32 per barrel in the same period last year.

General and Administrative Expenses

General and administrative expenses for the second quarter of 2009 decreased to $6.7 million from $7.7 million a year earlier. On a per sales unit basis, these expenses were $1.81 per boe for the second quarter of 2009 compared to $2.22 per boe for the second quarter of 2008. The majority of the decrease was due to higher operating overhead recoveries.

General and administrative expenses for the six months ended June 30, 2009 were $15.4 million, compared to $14.9 million for the same period in 2008. On a per sales unit basis, these expenses were $2.13 per boe in the six months ended June 30, 2009 and $2.12 per boe in the six months ended June 30, 2008. In accordance with our full cost accounting policy, no general and administrative expenses were capitalized in either 2009 or 2008.

Unit-based Compensation Expense

Compensation expense related to Baytex’s trust unit rights incentive plan was $1.5 million for the second quarter of 2009 compared to $2.1 million for the second quarter of 2008. For the six months ended June 30, 2009, compensation expense was $3.2 million compared to $4.2 million for the same period in 2008.

Compensation expense associated with rights granted under the plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. The exercise of trust unit rights are recorded as an increase in trust units with a corresponding reduction in contributed surplus.

Interest Expense

Interest expense for the second quarter of 2009 increased to $9.5 million compared to $8.2 million in the same quarter last year. Of this increase, $0.7 million is due to the translation of the U.S. dollar denominated long-term debt at 0.8602 at June 30, 2009 compared to 0.9817 at June 30, 2008. The remainder of the increase is due to $1.8 million of commitment fees incurred to amend and extend the credit facility, offset by a $1.1 million decrease in interest on the bank loan.

Interest expense for the six months ended June 30, 2009 increased to $17.7 million compared to $16.9 million for the same period in 2008. Of this increase, $1.9 million relates to increasing foreign exchange rates on the U.S. dollar denominated long-term debt. This increase is offset by a $1.1 million decrease in interest expense on the bank loan and convertible debentures. The lower interest expense on the bank loan is due to a lower interest rate, partially offset by a commitment fee of $1.8 million incurred to amend and extend the credit facility.

Foreign Exchange

Foreign exchange gain in the second quarter of 2009 was $12.3 million compared to a gain of $1.6 million in the second quarter of 2008. The gain is comprised of an unrealized foreign exchange gain of $13.9 million and a realized foreign exchange loss of $1.6 million. The gain for the same period in 2008 was comprised of an unrealized foreign exchange gain of $1.6 million. The current quarter’s unrealized gain is based on the translation of the U.S. dollar denominated long-term debt at 0.8602 at June 30, 2009 compared to 0.7935 at March 31, 2009. The prior period loss is based on translation at 0.9817 at June 30, 2008 compared to 0.9729 at March 31, 2008.

Foreign exchange gain for the six months ended June 30, 2009 was $8.3 million compared to a loss of $5.9 million in the prior year. The gain for the six months ended June 30, 2009 is based on the translation of the U.S. dollar denominated long-term debt at 0.8602 at June 30, 2009 compared to 0.8166 at December 31, 2008. The loss for the six months ended June 30, 2008 is based on the translation of the U.S. dollar denominated long-term debt at 0.9817 at June 30, 2008 compared to 1.0120 at December 31, 2007.

Baytex Energy Trust
Q2 2009  MD&A

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion for the second quarter of 2009 increased to $56.4 million from $50.9 million for the same quarter in 2008. On a sales-unit basis, the provision for the current quarter was $15.28 per boe compared to $14.62 per boe for the same quarter in 2008. The increase is attributable to a higher capital base.

Depletion, depreciation and accretion increased to $111.6 million for the first half of 2009 compared to $101.4 million for the same period last year. On a sales-unit basis, the provision for the current period was $15.43 per boe compared to $14.40 per boe for the same period a year earlier. The increase is attributable to a higher capital base.

Taxes

Current tax expense of $2.3 million for the second quarter of 2009 is comprised of Saskatchewan resource surcharge. Current tax expense for the same period a year ago was $2.8 million and was comprised of Saskatchewan resource surcharge and capital tax. Current tax expense for the six months ended June 30, 2009 is $0.8 million lower than the $5.3 million recorded for the same period in 2008. The decrease in current tax expense in both the three and six months ended June 30, 2009 is attributable to lower surcharge rates compared to the three and six months ended June 30, 2008.

For the second quarter of 2009, future tax recovery totaled $6.0 million compared to a recovery of $10.3 million for the same period in 2008. As at June 30, 2009, total future tax liability of $188.9 million (December 31, 2008 - $217.8 million) consisted of a $1.0 million future tax asset (December 31, 2008 - $nil), $10.2 million current future tax liability (December 31, 2008 - $25.4 million) and a $179.6 million long-term future tax liability (December 31, 2008 - $192.4 million). The decrease from the prior year is due to lower cash flow from operations and recognition of non-capital losses previously included in the valuation allowance.

Net Income

Net income for the second quarter of 2009 was $27.5 million compared to net income of $34.4 million for the second quarter in 2008. Revenues, net of royalties, decreased $110.3 million or 40% in the second quarter of 2009 compared to the three months ended June 30, 2008. This decrease is offset by the reduced loss on financial instruments of $73.1 million in the second quarter of 2009 compared to the same period in 2008. The overall $37.2 million decrease in net revenues is offset by reduced transportation and blending costs of $25.8 million and an increased foreign exchange gain of $10.7 million for the second quarter in 2009 compared to the same period in 2008.

Net income for the six months ended June 30, 2009 was $19.0 million compared to $70.3 million for the same period in 2008. Revenues, net of royalties, decreased $200.5 million or 41% for the six months ended June 30, 2009 compared to the same period in 2008. This decrease is attributable to lower commodity prices. The decrease in commodity prices experienced during the first six months of the year also contributed to a $87.9 million reduction in loss on financial instruments compared to the same period in 2008. Other factors that offset the decrease in revenues, net of royalties, included a $39.0 million decrease in transportation and blending expenses, a $14.2 increase in foreign exchange gain and a $15.4 million increase in the future tax recovery.

Other Comprehensive Income

The Trust’s foreign operations are considered to be “self-sustaining operations”, financially and operationally independent, as of January 1, 2009.  As a result, the accounts of the self-sustaining foreign operations are translated using the current rate method whereby assets and liabilities are translated using the exchange rate in effect at the balance sheet date (USD/CAD 0.8602), while revenues and expenses are translated using the average exchange rate for the three month and six month periods ended June 30, 2009 (USD/CAD 0.8568 and 0.8290, respectively). Translation gains and losses are deferred and included in other comprehensive income in unitholders’ equity.

Previously, foreign operations were considered to be integrated and were translated using the temporal method. Under the temporal method, monetary assets and liabilities were translated at the period end exchange rate while other assets and liabilities were translated at the historical rate. Revenues and expenses were translated at the average monthly rate except for depletion, depreciation and accretion, which were translated on the same basis as the assets to which they relate. Translation gains and losses were included in the determination of net income for the period.

This change was adopted prospectively on January 1, 2009 resulting in a currency translation adjustment of $15.4 million upon adoption with a corresponding increase in petroleum and natural gas properties. An addition of $3.4 million and a reduction of $9.8 million were recognized in the first and second quarter of 2009, respectively, resulting in a balance of $9.0 million in accumulated other comprehensive income at June 30, 2009.

Baytex Energy Trust
Q2 2009  MD&A

Cash flow from Operations, Payout Ratio and Distributions

Cash flow from operations and payout ratio are non-GAAP terms. Cash flow from operations represents cash flow from operating activities before changes in non-cash working capital, and other operating items. The Trust’s payout ratio is calculated as cash distributions (net of participation in the Distribution Reinvestment Plan (“DRIP”)) divided by cash flow from operations. The Trust considers these to be key measures of performance as they demonstrate the Trust’s ability to generate the cash flow necessary to fund distributions and capital investments.

The following table reconciles cash flow from operating activities (a GAAP measure) to cash flow from operations (a non-GAAP measure):

	Three Months Ended			Six Months Ended		Years Ended
($ thousands)	June 30, 2009	March 31, 2009	June 30, 2008	June 30, 2009	June 30, 2008	December 31, 2008	December 31, 2007
Cash flow from operating activities	$83,525	$36,056	$101,070	$119,581	$222,015	$471,237	$286,450
Change in non-cash working capital	2,813	22,854	24,141	25,667	4,362	(38,896)	(5,140)
Asset retirement expenditures	311	451	(27)	762	367	1,443	2,442
Decrease (increase) in deferred charges and other assets	12	11	11	23	21	39	2,278
Cash flow from operations	$86,661	$59,372	$125,195	$146,033	$226,765	$433,823	$286,030
Cash distributions declared	$32,569	$34,947	$46,005	$67,516	$84,479	$197,026	$145,927
Payout ratio	38%	59%	37%	46%	37%	45%	51%

The Trust does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of oil and gas assets, certain levels of capital expenditures are required to minimize production declines. In the oil and gas industry, due to the nature of reserve reporting, natural production declines and the risks involved in capital investment, it is not possible to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire oil and natural gas assets increase significantly, it is possible that the Trust would be required to reduce or eliminate its distributions in order to fund capital expenditures. There can be no certainty that the Trust will be able to maintain current production levels in future periods.

Cash distributions, net of DRIP participation, of $32.6 million for the second quarter of 2009 were funded through cash flow from operations of $86.7 million.

The following tables compare cash distributions to cash flow from operating activities and net income (loss):

	Three Months Ended			Six Months Ended		Years Ended
($ thousands)	June 30, 2009	March 31, 2009	June 30, 2008	June 30, 2009	June 30, 2008	December 31, 2008	December 31, 2007
Cash flow from operating activities	$83,525	$36,056	$101,070	$119,581	$222,015	$471,237	$286,450
Cash distributions declared	32,569	34,947	46,005	67,516	84,479	197,026	145,927
Excess of cash flow from operating activities over cash distributions declared	50,956	1,109	55,065	52,065	137,536	274,211	140,523

Net income (loss)	27,451	(8,490)	34,417	18,961	70,265	259,894	132,860
Cash distributions declared	32,569	34,947	46,005	67,516	84,479	197,026	145,927
Excess (shortfall) of net income over cash distributions declared	$(5,118)	$(43,437)	$(11,588)	$(48,555)	$(14,214)	$62,868	$(13,067)

It is Baytex’s long-term operating objective to substantially fund cash distributions and capital expenditures for exploration and development activities through cash flow from operations. Future production levels are highly dependent upon our success in exploiting our asset base and acquiring additional assets. The success of these activities, along with commodity prices realized, are the main factors influencing the sustainability of our cash distributions. During periods of lower commodity prices, or periods of higher capital spending for acquisitions, it is possible that internally generated cash flow will not be sufficient to fund both cash distributions and capital spending. In these instances, the cash shortfall may be funded through a combination of equity and debt financing. As at June 30, 2009, Baytex had approximately $320 million in available undrawn credit facilities to fund any such shortfall. As Baytex strives to maintain a consistent distribution level under the guidance of prudent financial parameters, there may be times when a portion of our cash distributions would represent a return of capital. For the three months ended June 30, 2009, the Trust’s cash distributions declared exceeded net income by $5.1 million, with net income reduced by $56.1 for non-cash items. For the six months ended June 30, 2009, the Trust’s cash distributions exceeded net income by $48.6 million, with net income reduced by $100.6 million for non-cash items. Non-cash charges such as depletion, depreciation and accretion are not fair indicators for the cost of maintaining our productive capacity as they are based on historical costs of assets and not the fair value of replacing those assets under current market conditions.

Baytex Energy Trust
Q2 2009  MD&A

Liquidity and Capital Resources

As a result of the worldwide economic crisis, there have been periodic disruptions in the availability of credit. In light of this situation, we have undertaken a thorough review of our liquidity sources as well as our exposure to counterparties, and have concluded that our capital resources are sufficient to meet our ongoing short, medium and long-term commitments. Specifically, we believe that our internally generated cash flow from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium, and long-term. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business and, where necessary, we have implemented enhanced credit protection with certain of these counterparties.

During the second quarter, we completed a bought deal equity financing, issuing 7.9 million trust units for net proceeds of $109.0 million.  The net proceeds from this financing were used to reduce outstanding indebtedness under the Company’s bank credit facilities.

At June 30, 2009, total monetary debt was $411.9 million compared to $533.0 million at the end of 2008. Bank borrowings and working capital deficiency at June 30, 2009 was $192.7 million compared to total credit facilities of $515.0 million.

Baytex has US$179.7 million subordinated notes bearing interest at 9.625% payable semi-annually with principal repayable on July 15, 2010. These notes are unsecured and subordinate to the Company’s bank credit facilities. After July 15, 2009, these notes are redeemable at the Company’s option, in whole or in part, with not less than 30 nor more than 60 days’ notice at a redemption price equal to 100% of the principal amount of the note.

Baytex has a credit agreement with a syndicate of chartered banks. The credit facilities consist of an operating loan and a 364-day revolving loan. Advances under the credit facilities or letters of credit can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance rates, or LIBOR rates, plus applicable margins. The syndicated credit facilities were increased from $370.0 million to $485.0 million in June 2008. The facilities are subject to semi-annual review and are secured by a floating charge over all of Baytex’s assets. In May 2009, we reached an agreement with our lenders to increase the amount of the facilities from $485.0 million to $515.0 million and extend the maturity of the facilities to June 30, 2010. In the event that the Company’s 9.625% senior subordinated notes have not been repaid, redeemed or repurchased for cancellation by March 31, 2010, the bank credit facilities will be reduced by the amount of the notes then outstanding, with such reduction to remain in effect until such time as such notes have been repaid, redeemed or repurchased for cancellation.

Baytex’s credit facilities were arranged pursuant to an agreement with a syndicate of financial institutions. A copy our credit agreement and the first, second and third amendments are accessible on the SEDAR website at www.sedar.com (filed on March 28, 2008, September 15, 2008 and July 9, 2009, respectively).

In July 2009, Baytex filed a Short Form Base Shelf Prospectus in Canada and a Registration Statement on Form F-10 in the United States that allows it to offer and issue trust units, subscription receipts and warrants and options convertible into trust units in both Canada and the United States, and debt securities in Canada by way of one or more prospectus supplements at any time during the 25-month period that the prospectus remains in place. The securities may be issued from time to time, at the discretion of Baytex, with an aggregate offering amount not to exceed $600 million.

Pursuant to various agreements with Baytex's creditors, we are restricted from making distributions to unitholders if the distribution would or could have a material adverse effect on the Trust or its subsidiaries' ability to fulfill its obligations under Baytex's credit facilities or the senior subordinated notes.

The Trust believes that cash flow generated from operations, together with the existing bank facilities, will be sufficient to finance current operations, distributions to the unitholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of distribution is also discretionary, and the Trust has the ability to modify distribution levels should cash flow from operations be negatively impacted by factors such as reduction in commodity prices.

Baytex Energy Trust
Q2 2009  MD&A

The Trust has a number of financial obligations in the ordinary course of business. These obligations are of a recurring nature and impact the Trust’s cash flows in an ongoing manner. A significant portion of these obligations will be funded through operating cash flow. These obligations as of June 30, 2009, and the expected timing of funding of these obligations are noted in the table below.

($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Accounts payable and accrued liabilities	148,063	148,063	-	-	-
Distributions payable to unitholders	12,839	12,839	-	-	-
Bank loan (1)	154,171	154,171	-	-	-
Long-term debt (2)	209,187	-	209,187	-	-
Convertible debentures (2)	10,204	-	10,204	-	-
Deferred obligations	50	36	14	-	-
Operating leases	41,103	3,016	7,579	11,114	19,394
Processing and transportation agreements	18,461	8,191	10,111	159	-
Total	594,078	326,316	237,095	11,273	19,394

(1)	The bank loan is a 364-day revolving loan with the ability to extend the term. The Trust has reached agreement with our lending syndicate to extend the maturity of our facility to June 30, 2010.
 (2)           Principal amount of instruments.

The Trust is authorized to issue an unlimited number of trust units. As at August 7, 2009, the Trust had 107,260,852 trust units issued and outstanding.

At August 7, 2009, the Trust had $9.4 million convertible unsecured subordinated debentures outstanding which are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $14.75 per unit.

Capital Expenditures

Capital expenditures for the three months and six months ended June 30, 2009 and 2008 are summarized as follows:

	Three Months Ended		Six Months Ended
($ thousands)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Land	5,413	3,026	6,813	4,186
Seismic	1,528	607	1,844	908
Drilling and completion	21,432	27,225	57,792	68,976
Equipment	748	10,502	9,759	17,256
Other	1,157	467	1,734	1,504
Total exploration and development	30,278	41,827	77,942	92,830
Corporate acquisition	-	178,351	-	178,351
Property acquisitions	2,342	60	2,342	701
Property dispositions	6	(2)	(10)	(62)
Total capital expenditures	32,626	220,236	80,274	271,820

Financial Instruments and Risk Management

The Trust is exposed to a number of financial risks, including market risk, liquidity risk and credit risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is managed by the Trust through a series of derivative contracts intended to manage the volatility of its operating cash flow. Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities. The Trust manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Trust incurring a loss. The Trust manages credit risk by entering into sales contracts with creditworthy entities and reviewing its exposure to individual entities on a regular basis.

Details of the risk management contracts in place as at June 30, 2009, and the accounting for the Trust’s financial instruments are disclosed in note 14 to the consolidated financial statements.

Baytex Energy Trust
Q2 2009  MD&A

Selected Quarterly Financial Information

	2009		2008				2007
($ thousands, except per unit amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Petroleum and natural gas sales	192,667	150,943	199,890	363,044	332,336	264,448	233,856	193,784
Net income (loss)	27,451	(8,490)	52,401	137,228	34,417	35,848	41,353	36,674
Net income (loss) per unit - basic	0.26	(0.09)	0.54	1.44	0.39	0.42	0.49	0.44
Net income (loss) per unit - diluted	0.26	(0.09)	0.53	1.39	0.38	0.41	0.46	0.43

Changes in Accounting Policies

Effective January 1, 2009, the Trust adopted the Canadian Institute of Chartered Accountants (“CICA”) accounting standards Section 3064 “Goodwill and Intangible Assets”, which replaced Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises subsequent to their initial measurement. The adoption of this new standard did not have a material impact on the consolidated financial statements of the Trust.

Effective January 1, 2009 the Trust adopted the CICA issued EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC-173 provides guidance on how to take into account the credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of EIC-173 did not have a material impact on the consolidated financial statements of the Trust.

Future Accounting Changes

In April 2008, the CICA published the exposure draft "Adopting IFRS in Canada". The exposure draft proposes to incorporate International Financial Reporting Standards ("IFRS") into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS. The Trust is currently reviewing the standards to determine the potential impact on its consolidated financial statements. The Trust has appointed internal staff to lead the conversion project along with sponsorship from the senior leadership team. In addition, an external advisor has been retained to assist the Trust in scoping its conversion project. The Trust has performed a diagnostic analysis that identifies differences between the Trust's current accounting policies and IFRS. At this time, the Trust is evaluating the impact of these differences and assessing the need for amendments to existing accounting policies in order to comply with IFRS.

In January 2009, the CICA issued Section 1582 “Business Combinations” which establishes principles and requirements of the acquisition method for business combinations and related disclosures. The purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and most acquisition costs are to be expensed as incurred. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the accounting of future business combinations.

In January 2009, the CICA issued Section 1601 which establishes standards for the preparation of consolidated financial statements and Section 1602 which provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the accounting of future business combinations.

In June 2009, the CICA amended Section 3862 to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. The Trust plans to adopt this standard prospectively effective December 31, 2009. The adoption of this standard will not have a material impact on the consolidated financial statements of the Trust.

Baytex Energy Trust
Q2 2009  MD&A

Disclosure Controls and Procedures

Anthony Marino, the President and Chief Executive Officer, and Derek Aylesworth, the Chief Financial Officer, of Baytex Energy Ltd. (together the “Disclosure Officers”) are responsible for establishing and maintaining disclosure controls and procedures for Baytex. They have designed such disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that all material or potentially material information about the activities of Baytex is made known to them by others within Baytex.

It should be noted that while the Disclosure Officers believe that Baytex's disclosure controls and procedures provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met.

Internal Control over Financial Reporting

Under the supervision and with participation of the Disclosure Officers, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of December 31, 2008 based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that as of December 31, 2008, Baytex did maintain effective internal control over financial reporting.

There were no changes in our internal control over financial reporting during the six months ended June 30, 2009 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to:  funding sources for our cash distributions and capital program; the sufficiency of our capital resources to meet our ongoing short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; the timing of funding our financial obligations; and the impact of the adoption of new accounting standards on our financial results.

These forward-looking statements are based on certain key assumptions regarding, among other things: oil and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to:  general economic, market and business conditions; industry capacity; fluctuations in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; fluctuations in foreign exchange or interest rates; stock market volatility and market valuations; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; changes in income tax laws, royalty rates and incentive programs relating to the oil and gas industry and income trusts; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2008, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.